Darren C. Skinner Darren.Skinner@aporter.com +1 202.942.5636 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

April 26, 2012

CORRESPONDENCE FILED

VIA EDGAR TRANSMISSION

James E. O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Corporate Capital Trust, Inc.

Post-Effective Amendment No. 1 to

Registration Statement on Form N-2 (File No. 333-167730)

Dear Mr. O’Connor:

On behalf of our client, Corporate Capital Trust, Inc. (the “Company”), we are responding to the comments the Company has received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form N-2, File Nos. 33-167720 and 814-00827, filed with the Commission on March 28, 2012 (the “Amendment”).

To facilitate the Staff’s review, each of the Staff’s comments is set forth in bold, followed by the Company’s response. Terms used herein and otherwise not defined in this response have the meanings set forth in the Amendment.

Cover Page of Prospectus

1.

We note that footnote 5 has been revised from the N-2 that was declared effective. In the N-2 that was declared effective on 4/4/2011, footnote 5 states: “In addition to the sales load, we estimate that we will incur in connection with this offering approximately $100,000 of expenses (approximately 5% of the gross proceeds, assuming gross proceeds of $2 million sold at $10.00 per share) if the minimum number of common shares is sold, and approximately $22.5 million of expenses (approximately 1.5% of the gross proceeds) if the maximum number of common shares is sold at $10.00 per share.” The old footnote appears to indicate that the

James E. O’Connor, Esq.

April 26, 2012

offering expense ratio ranges from 5% to 1.5% as the amount of shares sold increases. If true, as seems logical, that the offering expense ratio will range from 5% to 1.5% as sales increase, this should be made clear in the current footnote. The offering expense ratio also should be disclosed in the footnote based on a reasonable number of shares being sold in the offering, as well as the maximum, and totally unrealistic, number of 150 million shares. This disclosure would make clear to investors that the offering expenses that the Company will actually pay are likely to be much higher than 1.5%. For example, assuming that there is a linear relationship of offering expenses to the number of shares sold, if the fund were to sell $375 million of common stock (as expected this year according to the fee table) at $10 per share (to simplify the math), it appears that, based on the old footnote 5, the offering expense ratio this year would be 4.13%. Please revise the footnote to provide useful, as well as hypothetical, information about the offering expenses that the Company will pay.

Response to Comment 1:

In responding to the Staff’s comment, the Company would first make reference Item 27 — Other Expenses of Issuance and Distribution in the Amendment, which is presented below:

SEC registration fee	$106,950
FINRA filing fee	$75,500
Accounting fees and expenses	$600,000
Due diligence expense reimbursement	$1,375,000
Sales and advertising expenses	$14,543,000
Blue sky fees and expenses	$200,000
Legal fees and expenses	$4,430,000
Printing and engraving	$700,000
Miscellaneous fees and expenses	$2,382,050

Total	$24,412,500

The corresponding Item 27 in the Company’s initial registration statement, which was declared effective on April 4, 2011, disclosed total other expenses of issuance and

James E. O’Connor, Esq.

April 26, 2012

distribution of $22.5 million, or 1.5% of the $1.5 billion maximum offering amount. In preparing the Amendment, the Company modified the disclosure under Item 27 to $24.4 million in order to preserve the 1.5% relationship between estimated expenses of issuance and distribution and the Amendment’s restated Maximum Offering Amount of $1.627 billion.

In reviewing the expense items of Item 27, the Company believes that the only estimates presented with any degree of certainty are (i) SEC registration fee, (ii) FINRA filing fees, and (iii) blue sky sees and expenses, all of which constitute less than $1 million of the Item 27 total. All other expenses in Item 27 are highly variable and subject to many uncertain future events and circumstances. For example, accounting and legal fees will depend on the number of registration statement amendments, prospectus supplements, comfort letters, auditor consents and legal opinions that are issued over the life of the offering. Due diligence fees are a function of the numbers of broker-dealers employed in the selling syndicate and the life of the offering. Similarly, sales and advertising expenses are highly variable based on the sales and marketing media, the number of broker-dealers in the selling syndicate, the total cost of sales material and the efficiency of the sales process. That said, the Company believes that the amounts presented in Item 27 constitute conservative, good-faith, not-to-exceed, estimates. However, they are, and can only be, estimates; they can neither be targets nor likely outcomes with any meaningful degree of precision. In fact, the Company believes it is probably more likely that the actual expenses of issuance and distribution could be lower than the estimates presented in Item 27 of the Amendment.

In 2011, organization and offering expenses incurred by the Company were $0 (zero) due to implementation of a waiver of reimbursement invoked by the Advisors. The Company has continually disclosed the amounts of organization and offering expenses incurred by the Advisors in all its financial reports starting with audited financial statements in 2010 and 2011, and in all its interim financial reports. As most recently reported in the Company’s Form 10-K for the period ending December 31, 2011, the Advisors had incurred organization and offering expensed of $5.2 million as of December 31, 2011. This amount could be reimbursed to the Advisors in future periods as gross proceeds are realized by the Company.

Looking forward, the Company is forecasting $375 million of gross proceeds in calendar year 2012 (see response to question 11). Beyond 2012, the Company believes it is reasonable to forecast an additional gross capital raise in the range of $600 million - $750 million for the subsequent 18-month remainder life of the offering. On the

James E. O’Connor, Esq.

April 26, 2012

offering expense side, the Company believes that a more realistic estimate of remainder issuance and distribution costs is approximately $4 million per year, or $10 million total in the remainder life of the offering. Thus, working with a more realistic estimate of all-in $15 million ($5 million incurred by Advisors plus $10 million incremental costs), the more realistic estimate of the offering expense ratio is in the range of 1.33% - 1.53%, utilizing a denominator of $975 million to $1.125 billion in future gross capital raise.

In light of this analysis presented above, and in further response to the Staff’s comment, the Company will, in the Rule 497(c) Prospectus (as defined below), entirely restate footnote 5 on the prospectus cover page to read as follows:

(5) In addition to the sales load, we estimate that we will incur in connection with this offering approximately $15 million of organization and offering expenses through an assumed termination date of this offering of April 3, 2014, and we estimate that the gross proceeds for that assumed remaining term of the offering will range between $975 million and $1.125 billion. Accordingly, organization and offering expenses are expected to range between 1.3% and 1.5% of estimated gross proceeds subsequent to December 31, 2011.

In addition, the Company will, in the Rule 497(c) Prospectus, entirely restate footnote 2 to the Fee Table to read as follows:

(2) The offering expense ratio of 1.5% is based on current estimates of (i) organization and offering costs of $15 million to be incurred by us, and (ii) a gross capital raise of $975 million to $1.125 billion over an assumed remaining term of this offering ending on April 3, 2014. While we believe that these estimates are reasonable, the actual offering expense ratio may be higher or lower than 1.5%. CNL and KKR are responsible for the payment of our organization and offering expenses to the extent that these expenses exceed 5% of the aggregate gross proceeds from the offering, without recourse against or reimbursement by us.”

James E. O’Connor, Esq.

April 26, 2012

2.	Revise the boldfaced text following footnote 5 so that the disclosure is based on the maximum offering expense ratio of 5% instead of the minimum of 1.5%.

Response to Comment 2:

In the Company’s Rule 497(c) Prospectus, to be filed following effectiveness of the Amendment (the “Rule 497(c) Prospectus”), the Company will revise the disclosure to read as follows, in bold text: “Because you will pay a sales load of up to 10% of the offering price and offering expenses of up to 5%, if you invest $100 in our common shares and pay the full sales load, between $85.00 and $90.00 of your investment will actually be used by us for investment in portfolio companies. If you are eligible to purchase shares without sales load, then between $95.00 and $100.00 of your $100 investment will be used by us for investment in portfolio companies.”

Summary

3.	Delete the last bulleted item under “Our Competitive Advantages” or disclose a low level of leverage — relative to other BDCs — that the Company will maintain.

Response to Comment 3:

In response to the Staff’s comment, the Company will replace the last sentence of that paragraph in the Rule 497(c) Prospectus with the following: “We expect to borrow funds at a weighted leverage level of approximately 33% debt-to-total consolidated assets (excluding all liabilities and indebtedness not represented by senior securities).”

4.	The amount of net proceeds appears to indicate that the advisers have paid all of the Company’s organization and offering expenses through 2011. Please explain why gross proceeds are reduced only by the sales load. If the Company is under an obligation to reimburse the advisers for offering expenses reimbursed by the advisers, reduce the net proceeds by this liability.

Response to Comment 4:

The Advisors’ entitlement to reimbursement of organization and offering expenses arises only as gross proceeds from the offering are measurable and funded. Prior to December 31, 2011, the Advisors waived their right to the reimbursement of organization and offering expenses in connection with the initial $70.9 million in gross proceeds raised during calendar year 2011. The waiver does not allow any future clawback or future claim for reimbursement with respect to calendar year 2011 initial

James E. O’Connor, Esq.

April 26, 2012

gross proceeds. However, the amount of Advisor-funded organization and offering expenses has not been reduced by the calendar year 2011 waiver and these Advisor–funded amounts are routinely disclosed in each periodic financial report. The $5.2 million of organization and offering costs incurred by the Advisors as of December 31, 2011 may be reimbursed in 2012 and future years of the current offering, conditional on future gross proceeds from the current offering and assuming the Advisors do elect not to continue waiving the reimbursement provision of the Investment Advisory Agreement.

As disclosed on page 74 of the Amendment, future reimbursements to the Advisors for organization and offering expenses will be separately identified as, and allocated between, (i) organization expenses and (ii) offering expenses. Additional disclosure regarding the reimbursement payments will be presented in the notes to financial statements that discuss related party transactions. The Company’s accounting policy for the organization and offering expenses is as follows. Organization expenses, including reimbursement payments to Advisors, are recorded on the Company’s consolidated statement of operations. Continuous offering expenses incurred by the Company, including reimbursement payments to Advisors and excluding commission and marketing support fees, will be capitalized on the consolidated statements of assets and liabilities as deferred offering expenses and expensed over a 12-month period.

5.	Please disclose the extent to which the Company has ever used the proceeds from borrowings or offerings to fund distributions.

Response to Comment 5:

As stated in Note 7 to the audited financial statements dated December 31, 2011, the source of distribution payments was net investment income and capital gains (please see page F-18).

James E. O’Connor, Esq.

April 26, 2012

6.	Disclosure on page 6 states “The debt investments in our portfolio were purchased at an average price of 97.7% of par value or stated value, as applicable.” Clarify this statement. Were these instruments issued with original issue discount and/or purchased at market discount? Disclose the amount of OID and market discount in the portfolio separately.

Response to Comment 6:

The Company did not hold any OID securities prior to December 31, 2011 and therefore the Company did not earn any income prior to December 31, 2011 related to the accounting recognition of OID. During 2011, the Company solely engaged in the purchase of debt securities at market discounts in secondary, non-originated transactions.

7.	Please delete the fourth bullet under the caption “Risk Factors.” We do not see how being constrained by the investor protections of the 1940 Act creates a risk (i.e., opportunity costs do not amount to risks).

Response to Comment 7:

The Company will make that deletion in the Rule 497(c) Prospectus.

8.	Disclose the accounting conditions that must be met to accrue original issue discount (“OID”) income, including payment-in-kind (“PIK”) income, as good income. Disclose that the higher interest rates of these instruments reflect the payment deferral and increased credit risk associated with these instruments. Disclose that the valuations of these instruments are riskier because their continuing accruals require ongoing judgments about the collectability of the deferred payments. Disclose that the payment deferral has the effect of increasing assets under management and thereby increasing the base management fee. In addition, disclose that even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual collection is supposed to occur at the maturity of the obligation. Please confirm to the staff that any OID and PIK income, as well as any other deferred payment income, if material, will be separately identified in the Company’s financial statements. See Rule 6-07(1) of Regulation S-X. The Company’s Schedule of Investments should also show the bifurcation of cash and non-cash interest for each security. See AICPA Audit Risk Alert, Investment Companies Industry Developments—2011/12 at 86.

Response to Comment 8:

The Company believes the disclosure requested by the Staff regarding OID and PIK income in the first five sentences of this comment is substantially set forth in all material respects on page 22 of the Amendment under the caption “To the extent original issue discount constitutes a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income”. The

James E. O’Connor, Esq.

April 26, 2012

Company confirms that it will disclose OID and PIK income on a separate line items in the Company’s Consolidated Statements of Operations when, and if, OID or PIK income equals or exceeds 5% of investment income. With regards to the SOI, the Company already shows the par value and interest rate for each loan, and the cash rate and PIK rates are disclosed for each PIK investment, if any,

Fees and Expenses

9.	We note that 1.5% is the offering expense ratio where the $1,627,500,000 maximum is raised. (150 million shares are sold.) It is also noteworthy that the $5.625 million of offering costs mentioned in the footnote works out to exactly 1.5%. This coincidence is most unlikely. Such offering costs normally include both fixed and variable costs and benefit from economies of scale, with the result that the expense ratio should be higher if fewer than the maximum number of shares are sold. We note once again that in the Company’s registration statement that was declared effective on April 4, 2011, footnote 5 to the pricing table made it appear that the offering expense ratio will decline as more shares are sold. As previously mentioned, assuming a linear relationship between offering expenses and shares sold, if the fund sells $375 million of common stock (as expected this year according to the fee table) at $10 per share (to simplify the math), the selling expense this year would be 4.13% based on the range described in the original footnote 5. Please also note that footnote 2 to the fee table seems intended to provide wiggle room by warning that the actual expense ratio may range to 5%. We believe that it is completely unrealistic for the Company to assume that its offering expense ratio will be the same — 1.5% — whether it sells $1.627 billion of shares or $375 million. We believe that the Company’s estimate of offering expenses may be significantly understated.

Response to Comment 9:

The Company directs the Staff to the Company’s response to comment 1, above.

James E. O’Connor, Esq.

April 26, 2012

10.	In the fee table, the line item for incentive fees is 0.05%, and on December 31, 2011, including the accrual for unrealized gains, it was reported at approximately 1.35%. Please explain the basis for the Company’s estimate of 0.05% in the fee table.

Response to Comment 10:

In response to the Staff’s comment, the Company will revise the line item for incentive fees in the Fee Table to read 1.35% (instead of 0.05%). In addition, the Company will add additional disclosure to footnote 6, as follows: “The estimate for incentive fees assumes that the incentive fees payable to our Advisors for 2012 (including the accrual for unrealized gains) will bear the same percentage to average net assets for 2012 as (i) the incentive fees, including the accrual for unrealized gains, for 2011 ($282,570, as reported in our 2011 Form 10-K) bears to (ii) our average net assets for 2011 ($20.926 million, as reported in our 2011 Form 10-K), which percentage is 1.35%.”

11.	The fee table assumes $375 million of gross offering proceeds for calendar year 2012 . Please explain the Company’s basis for this estimate of gross proceeds. Also, if the Company is expecting to raise such gross offering proceeds, explain whether there should be any accrual in the Company’s financial statements for reimbursement of the relating offering expenses. Specifically, please explain whether, under Statement of Financial Accounting Standards No. 5 (Accounting for Contingencies), there should be recorded any reasonably estimable or probable reimbursement liability with respect to all or any part of such assumed gross offering proceeds.

Response to Comment 11:

During the first quarter of 2012, the gross offering proceeds was at an average run rate of (i) $7.75 million per week, (ii) $31 million per month, and (iii) $93 million for the first quarter of 2012. Through extrapolation, the Company employs an estimate of $375 million for 2012.

With regards to the accrual recognition of future offering and organization expenses, the Company does recognize its obligation to reimburse the Advisors for organization and offering expenses in connection with the realization of actual gross proceeds raised from common stock subscription activity, after the expiration of the waiver period for reimbursement of organization and offering costs (see the Company’s response to comment 4, above and comment 13 below). The Company does not incur any obligation to reimburse organization and offering expenses prior to the realization of gross proceeds. Furthermore, in the event that the offering of common stock ceases, or in the event of Company liquidation, there is no continuing obligation on the part of the Company to repay the Advisors for unreimbursed organization and offering costs.

James E. O’Connor, Esq.

April 26, 2012

12.	The 1.5% - 5% offering expense estimated range in footnote 2 is so wide as to put the reliability of the estimate in doubt.

Response to Comment 12:

The Company directs the Staff to the Company’s response to comment 1, above.

13.	Note that the disclosure on page 70 states that the Advisors have incurred on the Company’s behalf organization and offering expenses totaling approximately $5.2 million as of December 31, 2011. What relationship does this amount have to the $5.625 million of expected offering expenses? How much of such $5.2 million of organization and offering expenses is attributable to the $65 million of shares sold in 2011?

Response to Comment 13:

The Fee Table includes consideration of both reimbursements to the Advisors for (i) organization and offering expenses and (ii) repayment of expense support payments pursuant to the Expense Support Agreement. As discussed above, the reimbursement of Advisors for organization and offering expenses will be recorded in the Consolidated Statement of Operations as identified organization or offering expenses.

The 1.5% expense rate for Offering expenses included in the fee table fully includes the reimbursement payments to the Advisors for organization and offering costs that are anticipated during 2012. As stated in the Amendment, the Advisors have incurred $5.2 million in organization and offering expenses that are eligible for reimbursement based on gross capital raise. The offering period may run through summer 2014, or another two years, an Offering expense rate of 1.5% of gross capital raise is expected in order to repay the amounts incurred by the Advisors and incremental offering costs over the remaining term of the offering.

Regarding reimbursement of the Advisors for unreimbursed Expense Support Payments, these reimbursements payments, if any, would be recorded in the Consolidated Statement of Operations and be included as part of Other Expenses in the fee table; however the Advisors are not entitled to any reimbursement in the event that Other Expenses, plus reimbursement payments, would otherwise cause the Other Expense rate to increase above 1.91%.

James E. O’Connor, Esq.

April 26, 2012

14.	The disclosure on page 70 indicates that after February 2012, the Advisers will be entitled to reimbursement of organization and offering expenses up to 5%. Please disclose this reimbursement obligation of the Company in footnote 2 to the Fee Table.

Response to Comment 14:

In the Rule 497(c) Prospectus, the Company will delete the last sentence in footnote 4 (the cross reference to “Discussion of Expected Operating Results — Expenses”) and reposition the penultimate sentence of footnote 4 (which discusses the Expense Support and Conditional Reimbursement Agreement) as a new sentence at the end of footnote 2. Following that new sentence in footnote 2, the Company will add the following cross reference (which is to the discussion on page 70 that is referenced in the Staff’s comment): “See “Financial Condition, Liquidity and Capital Resources — Expense Waiver and Reimbursement Arrangements with our Advisors”.”

15.	Does the fee table reflect an expense for the Company’s obligation to reimburse offering expenses? Please clarify the relationship between the reimbursement obligation and the expected offering expenses shown in the fee table.

Response to Comment 15:

The Company directs the Staff to the Company’s responses to comments 4, 11 and 13, above.

16.	Please confirm that operating expenses for the current fiscal year reflect the expiration of this expense reimbursement agreement in June. Is an estimated expense for the current fiscal year arising from the Company’s reimbursement obligation under this agreement reflected in the fee table. If not, why not?

Response to Comment 16:

The Company directs the Staff to the Company’s responses to comments 4, 11 and 13, above. The Operating Expenses in the Fee Table do not incorporate any reduction attributable to expense support payments in 2012 (i.e. the operating expenses are grossed up) nor is there any inclusion of reimbursement of expense support payments.

James E. O’Connor, Esq.

April 26, 2012

17.	With reference to footnote 7 to the fee table, please clarify and confirm that “50% of net assets” is the maximum amount of leverage — borrowings and all senior securities — that the Company will use in the current fiscal year. Otherwise, state the maximum of leverage that the Company will employ in the current fiscal year and confirm that the expenses associated with this amount of leverage are shown in the fee table.

Response to Comment 17:

The statutory leverage limit for BDCs under the 1940 Act is 100% senior debt-to-net assets. The Company states in footnotes 4 and 7 to the Fee Table that it’s expected leverage ratio is 50% debt-to-net assets, or 33% debt-to-gross assets, which is below the 1940 Act statutory maximum. In 2012, the Company expects to deploy leverage in the range of 30% - 33% debt-to-gross assets, which is at or below the 33% conservative assumption that is used for the purpose of computing the Base Management Fees in the Fee Table. The Company points out that, in the senior securities table on page 66 of the Amendment, the Company disclosed that the asset coverage ratio at December 31, 2011 was 3.57%, or equivalent to 28% senior debt-to-net assets ratio.

In further response to the Staff’s comment, the Company confirms that footnote 5 to the Fee Table will be reworded as follows:

Our base management fee paid to our Advisors is calculated at an annual rate of 2% on the average value of our gross assets, and assuming we borrow funds at 50% of net assets. If we borrow funds in excess of 50% debt-to-net asset value ratio, then our base management fee in relation to our net assets would be higher because the base management fee is calculated on the basis of our gross assets (which includes any borrowings).

Advisory Agreements and Fees

18.	On page 59 it is stated that “Disclosure regarding the basis for our board of directors’ approval of these agreements will be included in our annual report on Form 10-K for 2011.” The Form 10-K has already been filed. In that light, please delete or modify this statement.

Response to Comment 18:

In view of Instruction 9(b)(4) to Form N-2, the Company will reword the sentence to state “Disclosure regarding the basis for our board of directors’ approval of these agreements is included in our annual report on Form 10-K for 2011.”

James E. O’Connor, Esq.

April 26, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies

19.	Please disclose whether the Board will use an independent valuation service in valuing every investment for which reliable market quotations are not available. If not, please disclose the reason why the Board will not. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response to Comment 19:

Investment Company Release No. 26299 states that the 1940 Act requires that, when a market quotation for a fund’s portfolio security is not readily available, the fund must use “the fair value of that security, as determined in good faith by the fund’s board.” The release goes on to describe this “statutory valuation obligation” of the board as part of the board’s fulfillment of its “fiduciary obligation to protect fund shareholders.” Accordingly, as disclosed in the Amendment (e.g., on page 73, page 80 and Note 2 of the financial statements), in making these valuation determinations, the Company’s board of directors will certainly avail itself of the assistance of the Company’s officers, the Advisors and independent valuation agents. However, the Company and its board of directors believes that these determinations are ultimately the sole responsibility of the board of directors acting in good faith. Accordingly, as disclosed in the Amendment, these determinations will be made by the board of directors upon the recommendation of the audit committee (which is entirely constituted by independent directors). Moreover, given that these determinations of fair value will involve subjective judgments and estimates, there may be circumstances where the audit committee determines that reliance on an independent valuation agent would be unnecessary or inappropriate (e.g., in a circumstance where the audit committee concludes that the Advisors’ have any seminal relevant knowledge — of, say, the applicable portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, and other relevant factors — that would be unavailable to the independent valuation agent). Accordingly, the Company believes it would be misleading to disclose that there will be an inflexible practice or policy on the part of the board of directors to in every instance use an independent valuation service in valuing all investments for which market quotations are not readily available.

To further amplify this response, as of December 31, 2011, less than 5% of the Company’s investment portfolio was classified as Level 3 assets in the fair value

James E. O’Connor, Esq.

April 26, 2012

hierarchy. Approximately 88% was classified as Level 2 and the remainder was cash and money market investments. The fair values for nearly all of the Level 2 assets are determined by widely used and reputable third party pricing services, where the valuation marks from these services are assigned to the Level 2 assets on a daily basis without modification. The fair values for a small minority of the Level 2 assets are derived on the basis of reputable, reliable and independent dealer quotes where the third party pricing services are unable to, or do not, provide pricing for our investment positions.

With regards to the Company’s Level 3 investment positions as December 31, 2011, only seven portfolio companies (i.e., 5% of investment portfolio) were classified as such in the fair value hierarchy. The fair value range for any one of the portfolio company investments was $107,000 to $1.5 million. The fair value of four of the investments was based on obtaining additional reputable and independent dealer quotes, while the fair value for the remaining three portfolio companies was based on investment memorandum prepared by an affiliate advisor, reviewed by Company management, and subsequently reviewed by the full board of directors of the Company, including all of its independent directors. The final determination on fair value for the Level 3 asset was made by the board of directors, after reviewing the analysis and other relevant information for all portfolio companies classified as Level 3 assets.

20.	Please inform us whether the Board will review and approve in advance the valuation methodology of any third-party pricing service that it uses and whether the Board will regularly review the historical accuracy of such methodologies.

Response to Comment 20:

The Company confirms, as disclosed, that the board of directors has reviewed and approved the prevailing valuation policies and procedures that are currently implemented by the Company. The Audit Committee engages in the review of the valuation policy and accuracy of valuation marks.

James E. O’Connor, Esq.

April 26, 2012

21.	On page 74, the last sentence under “Management Fees” states “Our company will accrue for the subordinated listing fee when it effects a listing of its common stock on a national securities exchange.” The listing fee has been eliminated. Please explain this statement.

Response to Comment 21:

This sentence was erroneously retained in the Amendment and will be deleted in the Rule 497(c) Prospectus.

Consolidated Statement of Assets and Liabilities

22.	Revise the line item entitled “Net unrealized appreciation” so that it is instead entitled “Net unrealized appreciation on investments and foreign currency translation”.

Response to Comment 22:

The Company will change the description of “Net unrealized appreciation” to “Net unrealized appreciation on investments and foreign currency translation” in the financial statements included in the future filings, as applicable.

23.	Delete the line item labeled as “Total liabilities and net assets”.

Response to Comment 23:

The Company will remove this line item in the financial statements included in the future filings.

24.	Please confirm that, to the extent that in the future payment-in-kind (PIK) income from any securities in the Company’s portfolio were to equal or exceed 5% of interest income, then such PIK income will be itemized separately in the Company’s Consolidated Statements of Operations.

Response to Comment 24:

The Company did not earn any PIK income from any investments which equaled or exceeded 5% of interest income of the Company for the year ended December 31, 2011. The Company confirms that in compliance with Rule 6.07 of Regulation S-X it will disclose PIK income on a separate line item in the Company’s Consolidated Statements of Operations when, and if, PIK income equals or exceeds 5% of investment income of the Company in any given period.

James E. O’Connor, Esq.

April 26, 2012

Consolidated Statement of Investments (SOI)

25.	Reference is made to the requirements for categorizing the Schedule of Investments (SOI) in Regulation S-X, Rule 12-12 (Note 2). Please supplementally advise whether and how the Company’s presentation of its SOI complies with these requirements. Among other things, please confirm whether the Company has disclosed the rates associated with any preferred stocks and the class of shares held.

Response to Comment 25:

With reference to the requirements provided in Regulation S-X, Rule 12-12 (Note 2), the Company notes that the requirements call for categorization by the type of investment. Nearly all of the investments held by the Company as of December 31, 2011 would be generically categorized as fixed income investments according to these requirements. With respect to the presentation of the SOI, the super-category is delineated according to the type influence over the investment, and, in the case of the Company as of December 31, 2011, there was only one type of influence described as “Non-Control/Non-Affiliate Investment(s)”. The SOI as of December 31, 2011 included all of the investments that were listed in alphabetical order by the generic name of the security issuer. The SOI also disclosed the industry classification for each issuer, and all relevant details of each investment. The Company utilizes this presentation format because it is deemed by the Company to be most meaningful for the Company’s shareholders. (It is also consistent with the presentation format exhibited by at least seven other business development companies that use a hierarchy of influence type over each investment.)

The Company has provided more granular investment-type classifications in Note 3 to the 2011 consolidated financial statements, including segmentation between senior debt securities, subordinated debt securities, preferred stock and short term investments, along with the mandatory segmentation information by related industry, country, and geographic region of the portfolio of investments.

Given the specialized investment focus of business development companies, including the potential to enter into both control and non-control investments over the life of the Company, and given the investment thesis of the Company to invest primarily in fixed income investments, the Company believes that the design of its SOI is both consistent with the intent of Rule 12-12 and it will properly accommodate the presentation of all investment holdings over the life the Company.

James E. O’Connor, Esq.

April 26, 2012

26.	Do these investments trigger any acquired fund fees and expenses (AFFE)?

Response to Comment 26:

The Company’s cash balances are held in overnight sweep money market funds vehicles and while there are fees associated with these vehicles, the fees themselves are relatively low. Also it is projected that short-term investments (i.e. money market funds investments) will be a small percentage of assets. Therefore the Company has followed the form N-2 instructions: “In the event the fees and expenses incurred indirectly by the Registrant as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of the Registrant, the Registrant may include these fees and expenses under the subcaption “Other Expenses” in lieu of this disclosure requirement.”

27.	In footnote (f) to the SOI, please confirm that, going forward, the Company will quantify and disclose the percentage of its portfolio that constitutes non-qualifying investments as prescribed under the 1940 Act.

Response to Comment 27:

The Company will disclose in a relevant footnote to the SOI the percentage of assets that are not (i) deemed qualified assets pursuant to Section 55(a)(1) through Section 55(a)(6) nor (ii) an asset as defined in Section 55(a)(7) of the 1940 Act.

Other Financial Statement Disclosures

28.	In future financial statement filings, please clarify and more clearly specify the purpose of the Company’s wholly-owned subsidiary, CCT Funding LLC in Note 1 to the financial statements (i.e., and not just in Note 10).

Response to Comment 28:

The Company will add clarify language in future financial statements at Note 1 that CCT Funding LLC was established as wholly owned subsidiary of the Company for the purpose of arranging a secured, revolving credit facility with a bank and borrowing money for the primary purpose of investing in portfolio companies.

James E. O’Connor, Esq.

April 26, 2012

29.	On page F-14, the last sentence under “Management Fees” states “The Company will accrue for the subordinated listing fee when it effects a listing of its common stock on a national securities exchange.” The listing fee has been eliminated. Please explain this statement.

Response to Comment 29:

The financial statement and its notes speak as of December 31, 2011. At that time, the Company had not yet eliminated the subordinated listing incentive fee. References to the subordinated listing incentive fee will be deleted in the Company’s future disclosures.

30.	On page F-19, the Company states that “Management believes that Reimbursement Payments are not probable as of December 31, 2011.” Please explain why they are “not probable.”

Response to Comment 30:

The ratio of other Expenses to Net Assets is routinely tested on a current basis and forward looking basis. The current basis test as of December 31, 2011 showed that Other Expenses as a percentage of Net Assets was 3.64% — in excess of the 1.91% threshold — and therefore there was no requirement for the accrual of reimbursement payments to the Advisors for expense support payments in 2011. On a forward-looking basis, considering both (i) in-place estimated Other Expenses and (ii) Net Assets as of December 31, 2011, the Other Expense rate was 3.35%, also in excess of the 1.91% threshold. Finally, on a forward-looking projection basis, considering both (i) longer-term forecasted Other Expenses and (ii) average Net Assets for the year-ended December 31, 2012, then the Other Expense rate was 1.95% - 2.08%, also in excess of the 1.91% threshold. (It is also relevant that it is uncertain whether the Company can raise the expected amount of the capital used in estimating the expense ratio.) Accordingly, it was concluded by the Company management that reimbursement was not probable based on the facts and reliable estimates at the time.

31.	Please explain why the financial highlights commence at June 17, 2011 whereas the statement of operations commences at June 9, 2010. Also, the statement of operations is presented for two periods — why only one period for the Financial Highlights?

Response to Comment 31:

The instructions to Form N-2 pertaining to the appropriate construction of Financial Highlights states the following: “Present the information in comparative columns for each of the last ten fiscal years of the Registrant (or for the life of the Registrant and its immediate predecessors, if less), but only for periods subsequent to the effective date

James E. O’Connor, Esq.

April 26, 2012

of the Registrant’s first 1933 Act registration statement.” The Company’s first registration statement became effective on April 4, 2011 and the initial shareholders who initially subscribed to the Company’s offering of common stock were admitted as shareholders on June 17, 2011. The Company did not commence its operations until June 17, 2011, and did not incur any expenses nor generate any investment income prior to June 17, 2011. Therefore, an initial date of June 17, 2011 for the initial date of Financial Highlights was deemed to be appropriate, more meaningful and applicable for the initial subscribers to the Company’s common stock.

The Financial Highlights statement is only presented for one period because the instructions to Form N-2 state “…but only for periods subsequent to the effective date of the Registrant’s first 1933 Act registration statement.” The Company believes it has complied with this requirement given that the registration statement became effective on April 4, 2011.

* * * *

The Company hereby acknowledges that:

•

the Company is fully responsible for the adequacy and accuracy of the disclosure in the filing, and a Commission declaration of effectiveness of the Amendment will not relieve the Company of such responsibility;

•

neither Staff comments, changes to disclosure in response to Staff comments, nor any Commission declaration of effectiveness of the Amendment, forecloses the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 942-5636, or, in my absence, Richard E. Baltz at (202) 942-5124, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Darren C. Skinner